Exhibit 17.1

May 4, 2009

The undersigned, hereby resigns as a Director with Green Energy Live, Inc. (GELV) with immediate effect.

I have resigned due to having too many responsibilities as Investor Relations, as well as responsibilities to other corporations to which I have agreements with.

GELV is proceeding on an exciting path and I am excited to continue being a shareholder. I wish the company and all of its officers and directors the best, as it completes its first acquisition. I shall continue as Investor Relations officer for GELV.

High Regards,

/s/  Keith Field
Keith Field